UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Results for the Second Quarter and First Six Months of 2020

Mexico City, July 22, 2020, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter and the first six months of 2020.

SECOND QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes decreased 7.2% driven mainly by COVID-19 lockdowns and social distancing measures implemented across our territories.
•	Total revenues decreased 10.2%, while comparable revenues decreased 8.6%. Our pricing initiatives were offset by unfavorable price-mix effects across our markets coupled with unfavorable currency translation effects from most of our operating currencies in South America.
•	Operating income decreased 19.1%, while comparable operating income decreased 17.6%. Declining PET costs, favorable hedging initiatives and operating expense efficiencies were offset by unfavorable price-mix effects, higher concentrate costs and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated costs.
•	Majority net income decreased 39.4%, driven mainly by impairments recognized in other non-operating expenses of Ps. 903 million. Excluding these effects, majority net income would have decreased 18.3%.
•	Underscoring the Company’s solid financial position, cash from operations was Ps. 18,140 million, up 14% versus the previous year. In addition, as compared to the first quarter 2020, our cash position increased to Ps. 41,473 million including the payment of the first installment of dividends during early May.
•	Earnings per share[1] were Ps. 0.13 (Earnings per unit were Ps. 1.01 and per ADS were Ps. 10.07).

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2020
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q 2020	YTD 2020	2Q 2020	YTD 2020	2Q 2020	YTD 2020	2Q 2020	YTD 2020
As Reported	Consolidated	(10.2%)	(6.5%)	(13.7%)	(7.8%)	(19.1%)	(10.1%)	(39.4%)	(23.5%)
	Mexico & Central America	(5.6%)	(1.7%)	(4.8%)	(0.1%)	3.7%	6.9%
	South America	(17.3%)	(12.7%)	(29.5%)	(19.4%)	(76.0%)	(39.1%)

Comparable (2)	Consolidated	(8.6%)	(2.8%)	(12.5%)	(4.5%)	(17.6%)	(6.5%)
	Mexico & Central America	(8.8%)	(3.9%)	(7.9%)	(2.2%)	1.8%	5.4%
	South America	(8.3%)	(1.1%)	(21.9%)	(8.6%)	(73.0%)	(30.1%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Our second quarter results underscore the tremendous effort and commitment of all of Coca-Cola FEMSA employees, as well as our organization’s ability to execute in the face of dire conditions. Our Mexico operation consistently delivered a resilient volume performance, while in Brazil and Colombia our volume improved significantly after a challenging start to the quarter. Moreover, our business in Guatemala continued to grow and we managed to strengthen our competitive position and our cash flow generation. Importantly, our rollout of digital initiatives and our ability to implement aggressive savings and efficiencies were crucial to expand margins in our Mexico and Central America division. As a result, despite significant currency headwinds and the overall challenging environment that mostly impacted our South America division, our consolidated operating cash flow margin for the quarter remained flat as compared to the previous year.

While many countries are starting to ease lockdowns and show early signs of recovery, the COVID-19 pandemic continues to have an important impact on people’s lives. Accordingly, at Coca-Cola FEMSA we have continued to support our employees and communities through several initiatives. Even in these times of immediate concern, we continue to focus on our long-term strategy. We are confident that we have the right objectives and capabilities to emerge a stronger Coca-Cola FEMSA, committed to creating sustainable value for all of our stakeholders for years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 1 of 17

RECENT DEVELOPMENTS

COVID-19 Update

•	As the COVID-19 pandemic continues to evolve, the Company remains focused on developing and implementing a set of initiatives intended at successfully navigating the crisis. Despite the unprecedented levels of uncertainty and volatility and after a challenging start of the second quarter, our markets started to show signs of recovery across categories, channels, and presentations. Customers have been gradually reopening, as social distancing measures and lockdowns have been relaxing. The Company remains confident that it has the right capabilities and that its initiatives are accelerating its path to recovery. These initiatives include, among others:
o	Collaborators: Protecting our employees’ health and ensuring the continuity of our operations is paramount. Accordingly, we have implemented safety measures in all of our facilities and processes to respond to any suspicion of infections and to prevent virus spread.
o	Clients: We continue leveraging our digital capabilities through the implementation of our omnichannel strategies, which have opened new channels of communication with our customers. These platforms include WhatsApp for Business as a contactless selling method, combined with a URL and app based platform. Importantly, the company continues to provide protective gear to clients in order to support their safe reopening.

o	Consumers: We are strengthening our value proposition via returnables and magic price points across key markets and channels. Additionally, we are reinforcing our direct to home routes, which have grown 30% compared to the previous year. Our revenues through food aggregators and other B2C channels are also growing importantly.
o	Communities: As a social response to the current environment, we are collaborating with authorities to communicate preventive measures in our advertising spaces, networks and on the labels of some of our products. In addition, we have donated beverages and protective equipment, COVID-19 tests in Brazil, and joined forces with other organizations to set up temporary health centers.
o	Cash Flow: Our Fuel for Growth efficiency program, which started its implementation in 2019, is enabling us to face the pandemic as a leaner and more agile organization. We continue to focus on strengthening our cash position by reducing discretionary expenses, and generating operating expense efficiencies. Additionally, we reduced and postponed part of our CAPEX, focusing on immediate needs for business continuity. In addition, during the first quarter, the Company incurred in short-term financing for Ps. 11,143 million as a preventive measure to reinforce its cash position. As of the 30 June 2020, the Company had a cash position of Ps. 41,473 million.
Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 2 of 17

Other Recent Developments

•	During the second quarter of 2020, Coca-Cola FEMSA became the first Mexican company to receive the approval of the Science Based Targets Initiative (SBTi) for its greenhouse gas (GHG) emissions reduction targets. The targets established by the Company for its operations (scopes 1 and 2) are consistent with reductions required to meet the goals of the Paris Agreement and limit global warming to well-below 2ºC.

•	Coca-Cola FEMSA joined the new S&P/BMV Total Mexico ESG Index. The index is an evolution of the Sustainable IPC Index to an indicator that evaluates environmental, social, and corporate governance practices. The inclusion of Coca-Cola FEMSA in the S&P/BMV Total Mexico ESG Index was the result of the development of corporate policies, and the establishment of a code of ethics and sustainability activities, projects and initiatives that contribute to the achievement of the UN’s Sustainable Development Goals (SDGs).

•	On May 5, 2020, Coca-Cola FEMSA paid the first installment of the 2019 dividend in the amount of Ps. 0.6075 per share. A total cash distribution of more than Ps. 5,100 million pesos for the first installment.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 3 of 17

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2020	2Q 2019	Δ%	Δ%
Total revenues	43,075	47,978	(10.2%)	(8.6%)
Gross profit	19,075	22,102	(13.7%)	(12.5%)
Operating income	5,130	6,338	(19.1%)	(17.6%)
Operating cash flow (2)	8,221	9,180	(10.4%)	(9.1%)

Volume decreased 7.2% to 780.7 million unit cases, driven mainly by COVID-19 lockdowns and social distancing measures across our markets. This decrease was driven mainly by volume declines in South America, partially offset by a resilient performance in Mexico and Brazil and volume growth in Guatemala.

Total revenues decreased 10.2% to Ps. 43,075 million, driven mainly by volume declines, an unfavorable price-mix effect and the negative translation effect resulting from the depreciation of most of our operating currencies in South America as compared to the Mexican Peso. These factors were partially offset by pricing and revenue management initiatives across our territories. On a comparable basis, total revenues would have decreased 8.6%.

Gross profit decreased 13.7% to Ps. 19,075 million and gross margin contracted 180 basis points to 44.3%. A more favorable raw material environment, our revenue management initiatives and our currency hedging strategies were offset by i) unfavorable price-mix effects; ii) higher concentrate costs in Mexico; iii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to the temporary decision to suspend such tax credits; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 12.5%.

Operating income decreased 19.1% to Ps. 5,130 million, and operating margin contracted 130 basis points to 11.9%. This decrease was driven mainly by a gross profit decline, partially offset by labor, maintenance and marketing expense efficiencies across our operations. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, excluding currency translation effects, our operating income would have decreased 17.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,268 million, compared to an expense of Ps. 1,559 million in the same period of 2019.

This quarter the Company had a reduction in its interest expense, net, as compared to the same period of 2019. This decrease was driven mainly by the prepayment of our U.S. dollar-denominated bond due 2023, partially offset by new short-term financing incurred during the first quarter of 2020, as a preventive measure to reinforce the Company’s cash position. In addition, the Company recorded a foreign exchange gain of Ps. 8 million—driven mainly by the positive mark- to-market from cross currency swaps that were benefited by the appreciation of the Mexican Peso during the quarter. These effects were partially offset by our cash exposure in U.S. dollars that was negatively impacted by the appreciation of the Mexican Peso, as compared to the first quarter of the year. Finally, a gain of Ps. 81 million in monetary position in inflationary subsidiaries was recognized as compared to a loss of Ps. 36 million during the same period of 2019.

Income tax as a percentage of income before taxes was 32.6% as compared to 24.3% during the same period of the previous year. This increase was driven mainly by impairments recognized during the second quarter of 2020 as compared with the same period of the previous year, which included certain tax efficiencies and ongoing efforts to reduce non-deductible items across our operations.

Net income attributable to equity holders of the company reached Ps. 2,115 million as compared to Ps. 3,487 million during the same period of the previous year. This decline was driven mainly by impairments recognized in other non-operating expenses of Ps. 903 million related to our non-carbonated beverage joint venture in Brazil and our dairy joint venture in Panama. Earnings per share1 were Ps. 0.13 (Earnings per unit were Ps. 1.01 and per ADS were Ps. 10.07.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 5 of 17

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2020	YTD 2019	Δ%	Δ%
Total revenues	88,341	94,444	(6.5%)	(2.8%)
Gross profit	39,749	43,095	(7.8%)	(4.5%)
Operating income	10,854	12,070	(10.1%)	(6.5%)
Operating cash flow (2)	17,295	17,756	(2.6%)	0.9%

Volume decreased 3.8% to 1,574.3 million unit cases in the first six months of 2020 as compared to the same period of 2019, driven mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic during the second quarter.

Total revenues decreased 6.5% to Ps. 88,341 million in the first six months of 2020 as compared to the same period of 2019, driven mainly by an unfavorable price-mix effect, and an unfavorable currency translation resulting from the depreciation of most of our operating currencies into Mexican Pesos. These factors were partially offset by pricing and revenue management initiatives. On a comparable basis, total revenues would have decreased 2.8%.

Gross profit decreased 7.8% to Ps. 39,749 million in the first six months of 2020 as compared to the same period of 2019, and gross margin contracted 60 basis points to 45.0%. A more favorable raw material environment, our revenue management initiatives and our currency hedging strategies were offset by i) unfavorable price-mix effects; ii) higher concentrate costs in Mexico; iii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to the temporary decision to suspend such tax credits; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 4.5%.

Operating income decreased 10.1% to Ps. 10,854 million in the first six months of 2020 as compared to the same period of 2019, and operating margin contracted 50 basis points to 12.3%. Labor, maintenance, and marketing expense efficiencies coupled with tax reclaims in Brazil, were offset mainly by a gross profit decline. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have decreased 6.5%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 3,467 million during the first six months of 2020 compared to an expense of Ps. 3,153 million in the same period of 2019.

Interest expense, net, recorded an increase during the first six months driven mainly by a one-time interest expense related to the prepayment of our U.S. dollar denominated bond due 2023, related to our successful debt refinancing initiatives performed during the first quarter. In addition, the Company incurred short-term financing, as a preventive measure to reinforce the Company’s cash position. These effects were partially offset by debt prepayments.

This increase was partially offset by a foreign exchange gain of Ps. 493 million, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso, and a gain in monetary position in inflationary subsidiaries of Ps. 175 million as compared to losses in the same period of 2019.

Income tax as a percentage of income before taxes was 31.5% as compared to 28.2% during the first six months of the previous year. This increase was driven mainly by impairments recognized during the second quarter of 2020.

Net income attributable to equity holders of the company reached Ps. 4,658 million in the first six months of 2020 as compared to Ps. 6,088 million during the same period of the previous year. This decline was driven by a one-time increase in our interest expense of Ps. 1,475 million, due to the prepayment of our U.S. dollar-denominated bond due 2023 coupled with impairments recognized in other non-operating expenses of Ps. 903 million related to our non-carbonated beverage joint venture in Brazil and our dairy joint venture in Panama. Earnings per share1 were Ps. 0.28 (Earnings per unit were Ps. 2.22 and earnings per ADS were Ps. 22.17).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2020	2Q 2019	Δ%	Δ%
Total revenues	27,380	29,008	(5.6%)	(8.8%)
Gross profit	13,480	14,166	(4.8%)	(7.9%)
Operating income	4,696	4,527	3.7%	1.8%
Operating cash flow (2)	6,482	6,285	3.1%	0.5%

Volume decreased 6.0% to 521.6 million unit cases, driven by a decrease in most of our markets, which were impacted by lockdowns and social distancing measures related to the COVID-19 outbreak. These declines were partially offset by volume growth in Guatemala.

Total revenues decreased 5.6% to Ps. 27,380 million, driven by volume declines and an unfavorable price-mix effect. These effects were partially offset by volume growth in Guatemala, pricing and revenue management initiatives, and a favorable currency translation effect from all of our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have decreased 8.8%.

Gross profit decreased 4.8% to Ps. 13,480 million and gross margin increased 40 basis points driven mainly by lower PET costs, our pricing initiatives and our currency hedging strategies. These factors were partially offset by an unfavorable price-mix effect and higher concentrate costs in Mexico. On a comparable basis, gross profit would have decreased 7.9%.

Operating income increased 3.7% to Ps. 4,696 million and operating margin expanded 160 basis points to 17.2% during the period, driven mainly by operating expense efficiencies as labor, maintenance and marketing expenses. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 1.8%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 8 of 17

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2020	2Q 2019	Δ%	Δ%
Total revenues	15,695	18,970	(17.3%)	(8.3%)
Gross profit	5,595	7,937	(29.5%)	(21.9%)
Operating income	434	1,811	(76.0%)	(73.0%)
Operating cash flow (2)	1,739	2,895	(39.9%)	(33.0%)

Volume decreased 9.5% to 259.1 million unit cases, driven by a volume decrease across our territories as a result of lockdowns and social distancing measures related to the outbreak of COVID-19.

Total revenues decreased 17.3% to Ps. 15,695 million, driven mainly by a decrease in volumes, unfavorable price-mix effects and an unfavorable currency translation effect resulting from the depreciation of most of our operating currencies in the division as compared to the Mexican Peso. These effects were partially offset by pricing and revenue management initiatives. On a comparable basis, total revenues would have decreased 8.3%.

Gross profit decreased 29.5% to Ps. 5,595 million, and gross margin contracted 620 basis points to 35.6%. This is a result of volume declines and unfavorable price-mix effects, coupled with higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to our temporary decision to suspend such tax credits. In addition, our gross profit was impacted by the depreciation of the average exchange rate of all of our operating currencies in the division as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by declining PET costs and currency hedging initiatives. On a comparable basis, gross profit would have decreased 21.9%.

Operating income decreased 76.0% to Ps. 434 million, resulting in a margin contraction of 670 basis points driven mainly by a gross profit decline coupled with lower fixed expense absorption related to top-line declines and unfavorable price-mix effects. These effects were partially offset by labor and marketing expense efficiencies. On a comparable basis, operating income would have decreased 73.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the Company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	3,636.9		5,012.5		-27.4%	-27.4%	8,288.0		9,850.2		-15.9%	-15.8%
Volume (million unit cases)	780.7		840.9		-7.2%	-7.2%	1,574.3		1,637.0		-3.8%	-3.8%
Average price per unit case	50.56		52.82		-4.3%		51.18		52.83		-3.1%
Net revenues	42,944		47,672		-9.9%		87,821		93,909		-6.5%
Other operating revenues	131		306		-57.3%		520		535		-2.8%
Total revenues (2)	43,075	100.0%	47,978	100.0%	-10.2%	-8.6%	88,341	100.0%	94,444	100.0%	-6.5%	-2.8%
Cost of goods sold	24,000	55.7%	25,876	53.9%	-7.3%		48,593	55.0%	51,349	54.4%	-5.4%
Gross profit	19,075	44.3%	22,102	46.1%	-13.7%	-12.5%	39,749	45.0%	43,095	45.6%	-7.8%	-4.5%
Operating expenses	13,630	31.6%	15,036	31.3%	-9.4%		28,132	31.8%	29,963	31.7%	-6.1%
Other operative expenses, net	206	0.5%	655	1.4%	-68.6%		522	0.6%	968	1.0%	-46.1%
Operative equity method (gain) loss in associates(3)	109	0.3%	73	0.2%	49.0%		241	0.3%	95	0.1%	155.2%
Operating income (5)	5,130	11.9%	6,338	13.2%	-19.1%	-17.6%	10,854	12.3%	12,070	12.8%	-10.1%	-6.5%
Other non operative expenses, net	997	2.3%	(3)	0.0%	NA		990	1.1%	73	0.1%	1265.6%
Non Operative equity method (gain) loss in associates (4)	(25)	-0.1%	3	0.0%	NA		(98)	-0.1%	(31)	0.0%	216.6%
Interest expense	1,625		1,732		-6.2%		4,691		3,475		35.0%
Interest income	269		300		-10.3%		556		551		0.9%
Interest expense, net	1,356		1,433		-5.3%		4,136		2,924		41.4%
Foreign exchange loss (gain)	(8)		91		NA		(493)		199		NA
Loss (gain) on monetary position in inflationary subsidiries	(81)		36		NA		(175)		30		NA
Market value (gain) loss on financial instruments	1		(0)		NA		(1)		(0)		NA
Comprehensive financing result	1,268		1,559		-18.7%		3,467		3,153		9.9%
Income before taxes	2,889		4,779		-39.5%		6,494		8,875		-26.8%
Income taxes	969		1,181		-17.9%		2,091		2,519		-17.0%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	1,920		3,598		-46.6%		4,403		6,357		-30.7%
Net income attributable to equity holders of the company	2,115	4.9%	3,487	7.3%	-39.4%		4,658	5.3%	6,088	6.4%	-23.5%
Non-controlling interest	(195)	-0.5%	111	0.2%	NA		(256)	-0.3%	269	0.3%	NA

Operating Cash Flow & CAPEX	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	5,130	11.9%	6,338	13.2%	-19.1%		10,854	12.3%	12,070	12.8%	-10.1%
Depreciation	2,324		2,218		4.8%		4,577		4,493		1.9%
Amortization and other operative non-cash charges	767		625		22.8%		1,864		1,193		56.3%
Operating cash flow (5)(6)	8,221	19.1%	9,180	19.1%	-10.4%	-9.1%	17,295	19.6%	17,756	18.8%	-2.6%	0.9%
CAPEX	1,788		2,407		-25.7%		3,867		3,961		-2.4%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,346.7		3,060.6		-23.3%	-23.3%	4,943.0		5,749.0		-14.0%	-14.0%
Volume (million unit cases)	521.6		554.7		-6.0%	-6.0%	998.0		1,032.7		-3.4%	-3.4%
Average price per unit case	52.45		52.28		0.3%		52.98		52.09		1.7%
Net revenues	27,363		29,001				52,875		53,789
Other operating revenues	17		7				29		42
Total Revenues (2)	27,380	100.0%	29,008	100.0%	-5.6%	-8.8%	52,904	100.0%	53,831	100.0%	-1.7%	-3.9%
Cost of goods sold	13,899	50.8%	14,842	51.2%			26,970	51.0%	27,884	51.8%
Gross profit	13,480	49.2%	14,166	48.8%	-4.8%	-7.9%	25,933	49.0%	25,946	48.2%	-0.1%	-2.2%
Operating expenses	8,614	31.5%	9,130	31.5%			17,185	32.5%	17,686	32.9%
Other operative expenses, net	128	0.5%	422	1.5%			515	1.0%	535	1.0%
Operative equity method (gain) loss in associates (3)	42	0.2%	87	0.3%			103	0.2%	123	0.2%
Operating income (4)	4,696	17.2%	4,527	15.6%	3.7%	1.8%	8,131	15.4%	7,603	14.1%	6.9%	5.4%
Depreciation, amortization & other operating non-cash charges	1,786	6.5%	1,758	6.1%			3,955	7.5%	3,454	6.4%
Operating cash flow (4)(5)	6,482	23.7%	6,285	21.7%	3.1%	0.5%	12,085	22.8%	11,057	20.5%	9.3%	7.3%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,290.2		1,951.8		-33.9%	-33.9%	3,345.1		4,101.2		-18.4%	-18.4%
Volume (million unit cases)	259.1		286.2		-9.5%	-9.5%	576.3		604.3		-4.7%	-4.7%
Average price per unit case	46.75		53.88		-13.2%		48.05		54.10		-11.2%
Net revenues	15,581		18,671				34,946		40,120
Other operating revenues	114		299				492		493
Total Revenues (2)	15,695	100.0%	18,970	100.0%	-17.3%	-8.3%	35,438	100.0%	40,614	100.0%	-12.7%	-1.1%
Cost of goods sold	10,100	64.4%	11,034	58.2%			21,622	61.0%	23,465	57.8%
Gross profit	5,595	35.6%	7,937	41.8%	-29.5%	-21.9%	13,815	39.0%	17,149	42.2%	-19.4%	-8.6%
Operating expenses	5,016	32.0%	5,906	31.1%			10,947	30.9%	12,277	30.2%
Other operative expenses, net	77	0.5%	233	1.2%			7	0.0%	433	1.1%
Operative equity method (gain) loss in associates (3)	67	0.4%	(14)	-0.1%			139	0.4%	(29)	-0.1%
Operating income (4)	434	2.8%	1,811	9.5%	-76.0%	-73.0%	2,723	7.7%	4,467	11.0%	-39.1%	-30.1%
Depreciation, amortization & other operating non-cash charges	1,305	8.3%	1,084	5.7%			2,487	7.0%	2,232	5.5%
Operating cash flow (4)(5)	1,739	11.1%	2,895	15.3%	-39.9%	-33.0%	5,210	14.7%	6,699	16.5%	-22.2%	-11.3%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Jun-20	Dec-19	% Var.	Liabilities & Equity	Jun-20	Dec-19	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	17,247	11,485	50%
	41,473	20,491	102%	Suppliers	16,213	19,832	-18%
Total accounts receivable	9,185	15,476	-41%	Short-term leasing Liabilities	493	483
Inventories	9,967	10,538	-5%	Other current liabilities	24,130	19,210	26%
Other current assets	9,833	10,291	-4%	Total current liabilities	58,083	51,010	14%
Total current assets	70,458	56,796	24%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	74,039	58,492	27%
Property, plant and equipment	111,820	109,170	2%	Long Term Leasing Liabilities	817	900
Accumulated depreciation	(50,544)	(47,982)	5%	Other long-term liabilities	13,079	17,752	-26%
Total property, plant and equipment, net	61,276	61,188	0%	Total liabilities	146,018	128,154	14%
Right of use assets	1,225	1,381	-11%	Equity
Investment in shares	8,491	9,751	-13%	Non-controlling interest	5,829	6,751	-14%
Intangible assets and other assets	109,339	112,050	-2%	Total controlling interest	120,054	122,934	-2%
Other non-current assets	21,112	16,673	27%	Total equity	125,883	129,685	-3%
Total Assets	271,901	257,839	5%	Total Liabilities and Equity	271,901	257,839	5%

	June 30, 2020
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	68.0%	26.6%	7.3%
U.S. Dollars	13.2%	0.0%	2.8%
Colombian Pesos	2.1%	16.3%	4.6%
Brazilian Reals	13.8%	0.4%	9.1%
Uruguayan Pesos	2.4%	0.0%	12.1%
Argentine Pesos	0.6%	0.0%	37.7%
Total Debt	100%	9.7%	7.2%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2020	FY 2019	Δ%
Net debt including effect of hedges (1)(3)	43,474	49,784	-12.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.19	1.34
Operating cash flow/ Interest expense, net (1)	4.18	6.55
Capitalization (2)	45.7%	37.2%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 14 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	2Q 2020					2Q 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	346.5	15.9	76.5	27.0	465.9	357.1	28.3	77.6	31.5	494.5	-5.8%
Central America	50.6	1.5	0.1	3.6	55.8	51.6	3.2	0.1	5.4	60.2	-7.4%
Mexico and Central America	397.1	17.4	76.6	30.5	521.6	408.7	31.4	77.8	36.8	554.7	-6.0%
Colombia	46.5	2.0	3.6	2.1	54.3	48.6	5.8	4.6	3.2	62.2	-12.7%
Brazil (3)	157.4	5.7	1.8	8.7	173.5	157.9	10.4	1.6	13.1	183.1	-5.2%
Argentina	19.7	1.2	1.2	1.2	23.2	25.5	3.1	0.9	2.0	31.6	-26.5%
Uruguay	7.4	0.6	-	0.1	8.1	8.6	0.7	-	0.1	9.4	-13.5%
South America	230.9	9.6	6.5	12.0	259.1	240.6	20.0	7.1	18.4	286.2	-9.5%
TOTAL	628.0	27.0	83.1	42.6	780.7	649.3	51.5	84.8	55.2	840.9	-7.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	2Q 2020					2Q 2019					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,709.5	118.0		171.1	1,998.6	2,112.7	181.6		265.6	2,559.8	-21.9%
Central America	303.6	12.2		32.3	348.2	414.2	24.5		62.1	500.8	-30.5%
Mexico and Central America	2,013.1	130.2		203.4	2,346.7	2,526.9	206.1		327.7	3,060.6	-23.3%
Colombia	236.4	25.0		17.0	278.4	352.8	77.8		33.9	464.5	-40.1%
Brazil (3)	773.1	44.0		76.1	893.3	1,047.8	91.6		117.5	1,256.9	-28.9%
Argentina	72.9	5.9		7.1	85.9	147.4	19.5		15.9	182.8	-53.0%
Uruguay	27.8	3.4		1.4	32.6	43.8	3.0		0.8	47.6	-31.5%
South America	1,110.3	78.3		101.6	1,290.2	1,591.7	191.9		168.2	1,951.8	-33.9%
TOTAL	3,123.4	208.5		305.0	3,636.9	4,118.6	398.0		495.8	5,012.5	-27.4%

Revenues
Expressed in million Mexican Pesos	2Q 2020	2Q 2019	Δ %
Mexico	22,504	24,474	-8.1%
Central America	4,876	4,534	7.5%
Mexico and Central America	27,380	29,008	-5.6%
Colombia	2,606	3,220	-19.1%
Brazil (4)	11,406	13,265	-14.0%
Argentina	1,066	1,731	-38.4%
Uruguay	617	754	-18.2%
South America	15,695	18,970	-17.3%
TOTAL	43,075	47,978	-10.2%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.3,467.9 million for the second quarter of 2020 and Ps.3,253.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains which represent multiple transactions based on a standard 12 oz. serving.
Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 15 of 17

COCA-COLA FEMSA
YTD - VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2020					YTD 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	647.9	37.1	144.7	55.5	885.1	661.6	50.2	143.6	60.7	916.1	-3.4%
Central America	99.8	4.4	0.3	8.4	112.9	99.7	6.2	0.3	10.4	116.6	-3.2%
Mexico and Central America	747.7	41.5	145.0	63.9	998.0	761.3	56.4	144.0	71.1	1,032.7	-3.4%
Colombia	96.7	8.4	8.7	5.9	119.7	94.3	12.1	9.3	6.8	122.5	-2.3%
Brazil (3)	331.9	21.2	4.7	21.8	379.5	342.6	24.9	4.0	24.0	395.5	-4.0%
Argentina	47.0	5.0	2.6	3.9	58.5	52.9	6.9	1.9	4.6	66.3	-11.8%
Uruguay	16.5	1.9	-	0.2	18.6	18.2	1.7	-	0.1	20.0	-7.0%
South America	492.0	36.5	15.9	31.8	576.3	508.0	45.6	15.2	35.5	604.3	-4.6%
TOTAL	1,239.7	78.0	160.9	95.7	1,574.3	1,269.2	102.0	159.2	106.6	1,637.0	-3.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2020					YTD 2019					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	3,484.6	276.6		385.1	4,146.2	3,940.1	371.2		471.6	4,782.9	-13.3%
Central America	679.0	34.4		83.4	796.7	797.3	47.7		121.1	966.1	-17.5%
Mexico and Central America	4,163.5	311.0		468.5	4,943.0	4,737.4	418.9		592.8	5,749.0	-14.0%
Colombia	584.7	104.7		54.1	743.5	686.2	162.6		73.5	922.3	-19.4%
Brazil (3)	1,865.0	175.3		207.6	2,247.9	2,228.7	216.4		247.5	2,692.6	-16.5%
Argentina	215.0	28.0		25.5	268.4	307.4	43.0		33.3	383.7	-30.0%
Uruguay	74.0	8.6		2.6	85.2	93.9	7.2		1.5	102.6	-17.0%
South America	2,738.7	316.5		289.8	3,345.1	3,316.2	429.2		355.8	4,101.2	-18.4%
TOTAL	6,902.3	627.5		758.3	8,288.0	8,053.6	848.1		948.5	9,850.2	-15.9%

Revenues
Expressed in million Mexican Pesos	YTD 2020	YTD 2019	Δ %
Mexico	43,571	45,049	-3.3%
Central America	9,333	8,782	6.3%
Mexico and Central America	52,904	53,831	-1.7%
Colombia	5,779	6,409	-9.8%
Brazil (4)	25,374	28,778	-11.8%
Argentina	2,890	3,774	-23.4%
Uruguay	1,394	1,653	-15.7%
South America	35,438	40,614	-12.7%
TOTAL	88,341	94,444	-6.5%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 7,254 million for the first six months of 2020 and Ps. 7,419.9 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains which represent multiple transactions based on a standard 12 oz. serving.
Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q20	YTD
Mexico	3.43%	-0.82%	0.51%
Colombia	2.88%	0.33%	1.85%
Brazil	1.99%	-0.78%	0.08%
Argentina	44.34%	7.10%	15.23%
Costa Rica	0.38%	-0.96%	-0.32%
Panama	-0.79%	-0.02%	-0.04%
Guatemala	2.39%	2.27%	1.59%
Nicaragua	3.44%	0.72%	1.75%
Uruguay	11.06%	3.73%	7.20%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q20	2Q19	Δ %	YTD 20	YTD 19	Δ %
Mexico	23.36	19.12	22.2%	21.61	19.17	12.7%
Colombia	3,847.63	3,239.81	18.8%	3,692.48	3,187.08	15.9%
Brazil	5.39	3.92	37.5%	4.92	3.84	28.2%
Argentina	67.68	43.96	54.0%	64.59	41.53	55.5%
Costa Rica	575.52	595.98	-3.4%	574.89	602.97	-4.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.70	7.67	0.4%	7.69	7.70	-0.1%
Nicaragua	34.21	32.92	3.9%	34.09	32.73	4.2%
Uruguay	43.13	34.85	23.8%	41.36	33.84	22.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-20	Jun-19	Δ %	Mar-20	Mar-19	Δ %
Mexico	22.97	19.17	19.8%	23.51	19.38	21.3%
Colombia	3,758.91	3,205.67	17.3%	4,064.81	3,174.79	28.0%
Brazil	5.48	3.83	42.9%	5.20	3.90	33.4%
Argentina	70.46	42.46	65.9%	64.47	43.35	48.7%
Costa Rica	583.49	583.64	0.0%	587.37	602.36	-2.5%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.70	7.71	-0.1%	7.68	7.68	0.0%
Nicaragua	34.34	33.12	3.7%	34.09	32.72	4.2%
Uruguay	42.21	35.18	20.0%	32.39	28.76	12.6%

(2) Average exchange rate for each period computed with the average exchange rate of each month.
Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: July 22, 2020